Exhibit 99.1

Chairman Emeritus Clarence M. Netherland Chairman & CEO Frederic D. Sewell President & COO C.H. (Scott) Rees III	Executive Committee G. Lance Binder – Dallas Danny D. Simmons – Houston P. Scott Frost – Dallas Dan Paul Smith – Dallas Joseph J. Spellman – Dallas Thomas J. Tella II – Dallas

January 27, 2006
Mr. John R. Butler
Audit Committee Chairman
Board of Directors
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380
Dear Mr. Butler:
In accordance with your request, we have examined the estimates prepared by Anadarko Petroleum Corporation (Anadarko) of the proved reserves, as of December 31, 2005, to the Anadarko interest in certain oil and gas properties including Anadarko’s procedures and controls used in preparing such estimates. The estimates of reserves are prepared by Anadarko’s internal reserve estimators and are the responsibility of Anadarko’s management. Our responsibility is to express an opinion on these reserve estimates based on our examination.
The following table sets forth Anadarko’s estimates of the proved reserves, as of December 31, 2005.

	Net Reserves

	Oil	Gas	Total
Category	(MMBBL)	(BCF)	(MMBOE)

Proved Developed	594.6	5,577.5	1,524.2
Proved Undeveloped	535.6	2,332.7	924.4

Total Proved	1,130.2	7,910.2	2,448.6
The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in millions of barrels (MMBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in billions of cubic feet (BCF) at standard temperature and pressure bases. Oil equivalent volumes are expressed in millions of barrels of oil equivalent (MMBOE), determined using the ratio of 6 MCF of gas to 1 barrel of oil.
We conducted our examination in accordance with standards set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Those standards require that we plan and perform the examination for the purpose of expressing an opinion as to whether Anadarko’s reserve estimates are, in the aggregate, reasonable and have been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles. These standards were further applied to assess the compliance of the reserve estimates with the guidelines of the United States Securities and Exchange Commission (SEC) including the definitions of proved reserves and other staff communication and advisories. In the course of our work, we reviewed Anadarko’s systems and controls used in preparing and compiling the reserve estimates, participated in Anadarko’s internal Reserve Review Team to examine the technical consistency and accuracy in the reserves estimating pro-

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com

1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

cess, contributed to and evaluated the internal training on the application of the SEC guidelines, and conducted certain investigative and substantive tests of the reserve estimates.
In our opinion, Anadarko’s estimates of proved oil and gas reserves as shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles in conformity with SEC definitions and guidelines. We are satisfied with the methods, procedures, and controls used by Anadarko in preparing the December 31, 2005, reserve estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Anadarko.
It should be understood that our examination of Anadarko’s oil and gas properties does not constitute a complete reserve study or one of our traditional audits. Our examination consisted of: (1) a review and verification of the internal reserves management and controls systems of Anadarko; (2) a series of reviews with each of Anadarko’s asset teams to investigate conformance with SEC requirements, to verify that Anadarko’s reserve estimators understand and adhere to generally accepted petroleum engineering and evaluation principles using SEC definitions and guidelines, and to identify areas for further screening and substantiation; and (3) substantive testing of the reserve estimates including, when necessary, detailed evaluation and comparison of the estimates for certain properties. During the course of substantive testing for any specific property, those factors deemed most significant to the reserve estimates were evaluated through a combination of detailed reviews and independent testing. At the same time, other factors considered less important during substantive testing and which were determined to have a small or immaterial effect, may or may not have been tested. Selection of the fields for investigative and substantive testing was made by us.
In summary, 90 percent of Anadarko’s total proved reserves were subjected to review and substantive testing. Substantive testing comprised 29 percent of Anadarko’s total proved reserves while the remaining 61 percent were investigated through asset team reviews. Also through the course of asset team reviews, 79 percent of Anadarko’s projected 2005 reserve additions were investigated. Although we did not perform a reevaluation of reserves on a majority of the properties, our examination was of sufficient detail to allow us to express an opinion as to the reasonableness of Anadarko’s estimates of proved reserves including the methods, procedures, and controls used by Anadarko in preparing such estimates.
In the conduct of our examination, we have not independently verified the accuracy and completeness of the information and data furnished by Anadarko with respect to ownership interest, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.
In evaluating the information at our disposal concerning this examination, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this examination, along with data provided by Anadarko, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours, NETHERLAND, SEWELL & ASSOCIATES, INC. By: /s/ FREDERIC D. SEWELL Frederic D. Sewell, P.E. Chairman and Chief Executive Officer

By:	/s/ Lee E. George, P.E.	By:	/s/ Patrick L. Higgs, P.G.
	Lee E. George, P.E.		Patrick L. Higgs, P.G.
	Vice President		Vice President and Technical Advisor

Date Signed: January 27, 2006		Date Signed: January 27, 2006

LEG:	RDM